BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to CVM Resolution No. 44, of August 23,2021, informs its shareholders and the market in general that, in continuity to the announcement to the market of October 30, 2024, BRF Arabia Holding Company (“BRF Arabia”), a joint venture 70% owned by BRF and 30% by Halal Products Development Company (“HPDC”), a wholly owned subsidiary of the Public Investment Fund of Saudi Arabia (“PIF”), concluded, on the present date, the acquisition of 26% of Addoha Poultry Company (“Addoha”), a company that operates in the slaughtering of poultry in the Kingdom of Saudi Arabia.

The investment strengthens BRF's portfolio and operations in the Middle East, establishing it as a strategic partner for Saudi Arabia in food security, where it has operated for 50 years and leads the market with its renowned brands.

The Company will keep its shareholders and the market in general duly informed about any relevant matter related to the present announcement.

São Paulo, January 14, 2025

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer

BRF S.A.